December 19, 2005

via U.S. mail and facsimile

Frederick M. Danziger, President, Chief Executive Officer
Griffin Land & Nurseries, Inc.
One Rockefeller Plaza
New York City, NY  10020

	Re:	Griffin Land & Nurseries, Inc.
		Form 10-K/A for the Fiscal Year Ended November 27, 2004 Form 10-Q/A for the Fiscal Quarter Ended February 26, 2005
Forms 10-Q for the Fiscal Quarters Ended May 28, 2005 and August
27,
2005
	Filed:	November 3, 2005
	File No.	1-12879

Dear Mr. Danziger:

      We have reviewed your amended Forms 10-K/A and 10-Q/A and Forms
10-Q filed on November 3, 2005 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended November 27, 2004

      We have read your response to our comment 1 from our letter dated November 30, 2005. As previously communicated in our letters dated October 20, 2005 and November 30, 2005, your selected financial data for unaudited periods should be clearly marked as such. From your statement that "the selected financial data for fiscal 2002, fiscal 2003, and fiscal 2004 are derived from the audited restated consolidated financial statements included in Item 8 of this report," it is unclear that fiscal 2001 and fiscal 2000 are derived from unaudited restated consolidated financial statements.
Accordingly,
in future filings, please revise your disclosures to clearly indicate that your selected financial data for fiscal 2001 are derived from unaudited restated consolidated financial statements.





*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3255.

							Sincerely,



							Nili Shah
							Accounting Branch Chief

??

??

??

??

Mr. Frederick M. Danziger
Griffin Land & Nurseries, Inc.
December 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE